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                                                                 EXHIBIT 23.2(c)

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 1 to Registration Statements No. 333-72327 and No. 333-72355 of AEI Resources, Inc. and AEI Holding Company, Inc. on Forms S-4 of our report dated January 7, 1999 relating to the financial statements of Martiki Coal Corporation which expresses an unqualified opinion and includes an explanatory paragraph relating to the non-comparability of predecessor and successor financial statements due to the business combination on August 1, 1996 and the resulting application of purchase accounting, appearing in the Prospectus, which is part of such Registration Statements.

We also consent to the reference to us under the heading "Selected Financial Data" in such Prospectus.


/s/ Deloitte & Touche LLP

Tulsa, Oklahoma
February 11, 1999